Vaxart, Inc.

310 Utah Avenue, Suite 150

South San Francisco, CA 94080

(650) 550-3500

April 29, 2026

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vaxart, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-295086) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on Thursday, April 30, 2026, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, by telephone at (212) 908-3905 or via email at Faith.Charles@ThompsonHine.com. Please also call Faith L. Charles as soon as the Company’s Registration Statement has been declared effective. Thank you for your attention to this matter.

Sincerely,
VAXART, INC.
By:	/s/ Steven Lo
Name:	Steven Lo
Title:	President and Chief Executive Officer

cc:	Faith L. Charles, Thompson Hine LLP